Exhibit 12

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

The following table shows the ratio of earnings to combined fixed charges for us and our consolidated subsidiaries for the dates indicated.

(Dollars in Thousands)

	Year Ended December 31,
	2009	2008		2007	2006	2005
Ratio of earnings to combined fixed charges:	1.3x	$(336,664	)(1)	1.7x	2.1x	3.6x

(1)	Reflects deficiency of earnings available to cover fixed charges. Because of the deficiency, ratio information is not provided.

For purposes of these ratios, “earnings” consist of income from continuing operations before income taxes and fixed charges, and “fixed charges” consist of interest expense on indebtedness and the interest component of rental expense, and amortization of debt discount and issuance expenses.

We did not have any preferred stock outstanding for the periods presented above, and therefore the ratios of earnings to combined fixed charges and preferred stock dividends would be the same as the ratios of earnings to combined fixed charges presented above.